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Exhibit 4.35

news release

NORANDA MET THIS MORNING WITH
UNION REPRESENTATIVES FROM THE HORNE SMELTER

TORONTO, January 22, 2003 — This morning, fourteen members of the union at the Horne, the Syndicat des travailleurs de la Mine Noranda (CSN), on strike since June 18th, 2002, picketed in front of the entrance of the building where the Noranda Inc. head office is located in Toronto. These employees requested without prior notice a meeting with Mr. Derek Pannell, President and Chief Executive Officer of Noranda to discuss issues related with the on-going strike.    Mr. Pannell accepted to meet with them, as he did on December 5th, 2002. The meeting lasted approximately 40 minutes.

The company indicated to the union representatives that Noranda has always been ready to resume discussions with the union as long as the established protocol is respected and that a request to that effect is made to the Company through the conciliator.

In 2001, the Horne Smelter treated 766,000 tonnes of material containing copper, 74,000 tonnes of recycled precious metals, 188,145 tonnes of copper anodes and produces 590,000 tonnes of sulfuric acid. The smelter is currently operating at more than 70% of its production capacity with management and non-unionized personnel.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contact:
Hélène V. Gagnon
Director, Public and corporate affairs
514 630-9342/gagnonhv@ntc.noranda.com

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NORANDA MET THIS MORNING WITH UNION REPRESENTATIVES FROM THE HORNE SMELTER